Exhibit 21.1

Subsidiaries of Registrant
Carlisle Companies Incorporated

Jurisdiction of Incorporation

Accella Holdings, LLC	Delaware
Carlisle Construction Materials, LLC	Delaware
Carlisle Interconnect Technologies, Inc.	Delaware
Carlisle, LLC	Delaware